Exhibit 99.2

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

NIS IN THOUSANDS

UNAUDITED

- - - - - - - - - - -

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED INTERIM BALANCE SHEETS

In thousands, except share and per share data

				Convenience
				Translation
				(Note 2c)
	December 31,	September 30,		September 30,
	2019	2019	2020	2020
	Audited	Unaudited		Unaudited
		N I S		U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	72,467	75,247	24,774	7,200
Other receivables	656	1,887	2,930	851

	73,123	77,134	27,704	8,051
LONG-TERM ASSETS:
Property, plant and equipment	34,981	34,324	39,889	11,592
Right-of-use assets	7,136	7,371	6,433	1,870
Other long-term assets	510	507	891	259

	42,627	42,202	47,213	13,721
				-
	115,750	119,336	74,917	21,772

The accompanying notes are an integral part of the condensed interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED INTERIM BALANCE SHEETS

In thousands, except share and per share data

				Convenience
				Translation
				(Note 2c)
	December 31,	September 30,		September 30,
	2019	2019	2020	2020
	Audited	Unaudited		Unaudited
		N I S		U.S. dollars
CURRENT LIABILITIES:
Trade payables	17,062	1,552	8,213	2,387
Operating lease liabilities	694	697	653	190
Other payables	1,203	820	2,289	665

	18,959	3,069	11,155	3,242
LONG-TERM LIABILITIES:
Liability in respect of government grants	14,812	14,454	-	-
Operating lease liabilities	6,809	6,898	6,268	1,821
Loan from others	123,780	108,353	59,242	17,217
Warrants	16,354	6,908	-	-
Severance pay liability, net	89	87	93	27

	161,844	136,700	65,603	19,065
SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value: Authorized: 600,000,000 shares at September 30, 2020 and 2019 (unaudited) and December 31, 2019; Issued and outstanding: 461,451,767, 460,822,640 and 402,351,657 shares at September 30, 2020 and 2019 (unaudited) and December 31, 2019, respectively	- *)	- *)	- *)	- *)
Share premium	255,285	256,889	308,855	89,757
Accumulated deficit	(320,338)	(277,322)	(310,696)	(90,292)

	(65,053)	(20,433)	(1,841)	(535)

	115,750	119,336	74,917	21,772

*)	Represents less than NIS\USD 1.

The accompanying notes are an integral part of the condensed interim financial statements.

, 2021
Date of approval of the	Mark Germain	Ron Babecoff	Uri Ben-Or
financial statements	Chairman of the Board	Chief Executive Officer	Chief Financial Officer

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

In thousands, except share and per share data

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2019	2019	2020	2019	2020	2020
	Audited	Unaudited				Unaudited
		N I S				U.S. dollars
Operating expenses:
Research and development, net of participations	68,645	16,133	12,579	37,037	43,595	12,668
Marketing, general and administrative	9,706	2,790	7,303	8,741	12,423	3,610
Other income	-	-	75,485	-	75,485	21,937

Total operating income (expenses)	(78,351)	(18,923)	55,603	(45,778)	19,467	5,657

Operating gain (loss)	(78,351)	(18,923)	55,603	(45,778)	19,467	5,657

Financial income	4	169	-	193	5,034	1,463
Financial expense	(30,847)	(601)	(288)	(20,593)	(14,859)	(4,318)

Net income (loss)	(109,194)	(19,355)	55,315	(66,178)	9,642	2,802

Basic net income (loss) per share (NIS)	(0.33)	(0.05)	0.12	(0.23)	0.02	0.006
Diluted net income (loss) per share (NIS)	(0.33)	(0.05)	0.10	(0.23)	0.02	0.006

Weighted average number of shares outstanding used to compute basic income (loss) per share	326,651,721	377,899,911	461,046,640	290,794,601	437,381,202	437,393,465
Weighted average number of shares outstanding used to compute diluted income (loss) per share	326,651,721	377,899,911	538,495,403	290,794,601	497,489,765	497,489,765

The accompanying notes are an integral part of the condensed interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

In thousands, except share and per share data

	Share capital		Share premium	Accumulated deficit	Total deficiency
			Unaudited
			NIS

Balance as of January 1, 2020	-	*)	255,285	(320,338)	(65,053)

Total comprehensive income	-		-	9,642	9,642
Exercise of warrants	-		45,274	-	45,274
Exercise of options	-		166	-	166
Share-based compensation	-		8,130	-	8,130

Balance as of September 30, 2020	-	*)	308,855	(310,696)	(1,841)

Balance as of September 30, 2020 (convenience translation into U.S. dollars - see Note 2c)	-	*)	89,757	(90,292)	(535)

	Share capital		Share premium	Accumulated deficit	Total deficiency
			Unaudited
			NIS

Balance as of July 1, 2020	-	*)	304,089	(366,011)	(61,922)

Total comprehensive income	-		-	55,315	55,315
Exercise of options	-		166	-	166
Share-based compensation	-		4,600	-	4,600

Balance as of September 30, 2020	-	*)	308,855	(310,696)	(1,841)

Balance as of September 30, 2020 (convenience translation into U.S. dollars - see Note 2c)	-	*)	89,757	(90,292)	(535)

*)	Represents less than NIS\USD 1.

The accompanying notes are an integral part of the condensed interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

In thousands, except share and per share data

	Share capital		Share premium	Accumulated deficit	Total deficiency
			Unaudited
			NIS

Balance as of January 1, 2019	-	*)	179,929	(211,144)	(30,215)

Total comprehensive loss	-		-	(66,178)	(66,178)

Issuance of Ordinary shares, net of issuance costs	-	*)	70,390	-	70,390
Exercise of options	-	*)	1,402	-	1,402
Share-based compensation			5,168	-	5,168

Balance as of September 30, 2019	-	*)	256,889	(277,322)	(20,433)

Balance as of September 30, 2019 (convenience translation into U.S. dollars - see Note 2c)	-	*)	74,655	(80,593)	(5,938)

	Share capital		Share premium	Accumulated deficit	Total deficiency
			Unaudited
			NIS

Balance as of July 1, 2019	-	*)	185,454	(257,967)	(72,513)

Total comprehensive loss	-		-	(19,355)	(19,355)

Issuance of Ordinary shares, net of issuance costs	-	*)	70,390	-	70,390
Share-based compensation	-		1,045	-	1,045

Balance as of September 30, 2019	-	*)	256,889	(277,322)	(20,433)

Balance as of September 30, 2019 (convenience translation into U.S. dollars - see Note 2c)	-	*)	74,655	(80,593)	(5,938)

*)	Represents less than NIS\USD 1.

The accompanying notes are an integral part of the condensed interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

In thousands, except share and per share data

	Share capital		Share premium	Accumulated deficit	Total deficiency
			Audited
			NIS

Balance as of January 1, 2019	-	*)	179,929	(211,144)	(31,215)

Total comprehensive loss	-		-	(109,194)	(109,194)

Issuance of Ordinary shares, net of issuance costs	-		70,270	-	70,270
Exercise of options	-		1,402	-	1,402
Share-based compensation	-		3,684	-	3,684

Balance as of December 31, 2019	-	*)	255,285	(320,338)	(65,053)

Balance as of December 31, 2019 (convenience translation into U.S. dollars - see Note 2c)	-	*)	74,189	(93,094)	(18,905)

*)	Represents less than NIS\USD 1.

The accompanying notes are an integral part of the condensed interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2019	2019	2020	2019	2020	2020
	Audited	Unaudited				Unaudited
		N I S				U.S. dollars

Cash flows from operating activities:
Net income (loss)	(109,194)	(19,355)	55,315	(66,178)	9,642	2,802

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation of property, plant and equipment and right-of-use assets	1,645	554	626	1,079	1,830	532
Net financial expenses (income)	15,902	3,207	285	6,586	13,347	3,879
Capital gain	-	-	-	-	(160)	(46)
Increase (decrease) in liability with respect to loans from others	14,083	(2,618)	(62,799)	13,993	(64,538)	(18,756)
Increase (decrease) in liability with respect to government grants	169	(167)	(12,686)	(189)	(14,812)	(4,305)
Share-based compensation	3,684	1,045	4,600	5,168	8,130	2,363
Change in employee benefit liabilities, net	7	1	1	5	4	1
	35,490	2,022	(69,973)	26,642	(56,199)	(16,332)
Changes in asset and liability items:
Decrease (increase) in other receivables	309	(629)	(463)	(922)	(2,274)	(661)
Increase (decrease) in trade payables	(3,661)	(6,425)	4,143	(19,171)	(8,849)	(2,572)
Increase in other payables	127	(528)	681	(256)	1,086	316
	(3,225)	(7,582)	4,361	(20,349)	(10,037)	(2,917)
Cash paid and received during the year for:
Interest paid	(131)	(11)	(15)	(121)	(39)	(11)
Interest received	2	-	-	1	1	- *)
	(129)	(11)	(15)	(120)	(38)	(11)
Net cash flows used in operating activities	(77,058)	(24,926)	(10,312)	(60,005)	(56,632)	(16,458)

*)	Represents an amount lower than NIS\USD 1.

The accompanying notes are an integral part of the condensed interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2019	2019	2020	2019	2020	2020
	Audited	Unaudited				Unaudited
		N I S				U.S. dollars
Cash Flows from Investing Activities:

Purchase of property and equipment	(7,429)	(2,164)	(3,348)	(6,441)	(6,035)	(1,754)
Proceeds from sale of property and equipment	-	-	-	-	160	46
Increase (decrease) in other long term assets	230	3	-	233	(381)	(111)
						-
Net cash used in investing activities	(7,199)	(2,161)	(3,348)	(6,208)	(6,256)	(1,819)

Cash Flows from Financing Activities:

Proceeds from loan from others	15,337	-	-	-	-	-
Repayment of operating lease liabilities	(581)	(314)	(306)	(943)	(928)	(270)
Proceeds from exercise of warrants to public	188	-	-	-	14,790	4,298
Proceeds from exercise of options	-	-	166	-	166	48
Proceeds from issuance of shares and options	70,270	70,390	-	70,578	-	-

Net cash provided by (used in) financing activities	85,214	70,076	(140)	69,635	14,028	4,076

Exchange differences on balances of cash and cash equivalents	(4,373)	(1,658)	(178)	(4,058)	1,168	341
Increase (decrease) in cash and cash equivalents	(3,416)	41,331	(13,978)	(636)	(47,692)	(13,860)
Balance of cash and cash equivalents at the beginning of the period	75,883	33,916	38,752	75,883	72,467	21,060

Balance of cash and cash equivalents at the end of the period	72,467	75,247	24,774	75,247	24,775	7,200

Non-cash financing activities

Exercise of warrants to the public	1,214	-	-	1,214	30,484	8,859

The accompanying notes are an integral part of the condensed interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1: GENERAL

a.	BiondVax Pharmaceuticals Ltd. (“the Company”) is focused on developing, manufacturing and ultimately commercializing products for the prevention and treatment of infectious diseases and related illnesses. The Company was incorporated on July 21, 2003 and started its activity on March 31, 2005.

The Company’s shares are traded on the NASDAQ.

b.	Going concern:

These interim financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. In the nine months ended September 30, 2020, the Company incurred net income of NIS 9,642 ($2,802) and negative cash flows from operating activities of NIS 56,632 ($ 16,458) and it has an accumulated deficit of NIS 310,696 ($ 90,292) as of that date.

Our ability to continue as a going concern and execute on our business plan is dependent upon our ability to raise capital through private or public financings, enter into a commercial agreement or engage in a strategic alternative, among others. We currently intend to finance our activities through any of the above. However, there is no assurance that we will be successful in raising such capital or, in the event of a capital raising, that such capital will be available on terms acceptable to the Company.

Though the Company’s management and Board of Directors are of the opinion that its current financial resources will be sufficient to continue operating the Company through the second quarter of 2021, the Company will not have the sufficient liquidity resources to continue the development of all or certain aspects of future products.

The above circumstances indicate that a material uncertainty exists that may cast significant doubt as to the Company’s ability to continue as a going concern. These financial statements do not reflect adjustments to the carrying values of the Company’s assets and liabilities, revenue and expenses, and the statement of financial position classifications used, that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1: GENERAL (Cont.)

c.	To the report date the Company management commented on the potential impact of the COVID-19 pandemic on the conduct of the Phase 3 trial’s second cohort. During the trial’s first cohort, because the flu season had a weak beginning, it was decided to increase the size of Cohort 2 by about 2,000 participants leading us to include more sites in the second season. This decision served us well as most of the Cohort 2 swab samples were collected by the end of February 2020, prior to the onset of the COVID-19 pandemic in Eastern Europe. Consequently, overall, we collected more swab samples than originally targeted. To date, the COVID-19 pandemic did not meaningfully impact the timing or conduct of the Phase 3 trial and BiondVax’s other ongoing operations. The extent to which the COVID-19 pandemic may impact the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

d.	On October 23, 2020, the Company announced the Phase 3 clinical trial results of the M-001 universal vaccine product. The results did not demonstrate a statistically significant difference between the vaccinated group and the placebo group in reduction of flu illness and severity. Therefore, the study failed to meet both the primary and secondary efficacy endpoints. However, the study’s primary safety endpoint was met.

e.	As a result of the Phase 3 clinical trial failure, Company’s management estimates that there will be no future revenues from the M-001 product. Therefore, most likely, there will be no future royalty payments to the Israel innovation authority (“IIA”) & European investment bank (“EIB”) (notes 12b, 12d to the annual financial statement).

In accordance with the EIB loan agreement, and due to the said above, the Company is required to pay EIB the principal amount of the tranches already loaned by the EIB to the Company, within five years of the date of each tranche of the loan. On September 30, 2020, the Company revalued the loan to a sum of NIS 59,242 ($ 17,217).

As a result, the Company recorded an amount of NIS 62,800 ($ 18,250) as revaluation income of the EIB loan and NIS 12,685 ($ 3,686) for the IIA liability and recorded them under the line item of other income in the statement of other comprehensive loss.

As for the report date, the outstanding principal amount regarding the EIB loan in nominal terms is NIS102,192 ($29,698).

Under the Finance Contract, the EIB may accelerate all loans extended thereunder if an event of default has occurred, which includes, amongst other things, an event of default arising from the occurrence of a material adverse change, defined as any event or change of condition, which in the opinion of the EIB, has a material adverse effect on: the Company’s ability to perform its obligations under the Finance Documents; the Company’s business, operations, property, condition (financial or otherwise) or prospects; or the rights or remedies of the EIB under the Finance Contract, amongst other things. If the EIB determines that an event of default has occurred, it could accelerate the amounts outstanding under the Finance Contract, making those amounts immediately due and payable.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1: GENERAL (Cont.)

On January 11, 2021, the Company and EIB entered into an amendment to the Finance Contract, pursuant to which EIB consented to the appointment of Mr. Amir Reichman as chief executive officer of the Company as required under the Finance Contract.

On January 26, 2021, the EIB notified us that they welcome our efforts to secure future equity financing in an amount not less than USD 2 million in order to enable us to pursue new business opportunities, strengthen our balance sheet and invest in growth. Thus, within that context, the EIB wrote in their letter that they will not consider the failure of our pivotal phase 3 trial for M-001 to meet the primary and secondary efficacy endpoints as a trigger for prepayment of a loan extended under the Finance Contract. However, the EIB cautioned us that their letter is not a consent, agreement, amendment or waiver in respect of the terms of the Finance Contract, reserving any other right or remedy the EIB may have now or subsequently. There is no guarantee that the decision by the EIB in their letter will not change at any time and without any notice or that the EIB will not determine that an event of default has occurred under the Finance Contract, which could result in all loans extended under the Finance Contract being accelerated and secured creditor remedies being exercised.

NOTE 2:- CONVENIENCE TRANSLATION INTO U.S. DOLLARS

The financial statements as of September 30, 2020 and for the nine months then ended have been translated into dollars using the representative exchange rate as of that date ($ 1 =  NIS 3.441). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these statements.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in a condensed format as of September 30, 2020, and for the three and nine months then ended (“interim financial statements”). These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2019, and for the year then ended and accompanying notes (“annual financial statements”).

Basis of preparation of the interim financial statements

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34.

The significant accounting policies and methods of computation adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 4:- FINANCIAL INSTRUMENTS

a.	Classification of financial liabilities:

				Convenience
				translation (Note 2c)
	December 31,	September 30,		September 30,
	2019	2019	2020	2020
	N I S	N I S		U.S. dollars
Financial liabilities at amortized costs:

Trade payables	17,062	1,552	8,213	2,387
Other payables	1,203	820	2,289	665
Liability in respect of government grants	14,812	14,454	-	-
Lease liabilities	7,503	7,595	6,921	2,012
Loan from others	123,780	108,353	59,242	17,217

	164,360	132,774	76,665	22,281
Financial liabilities at fair value through profit and loss:

Warrants measured at fair value	16,354	6,908	-	-

Total financial liabilities	180,714	139,682	76,665	22,281

Total current	18,959	3,069	11,155	3,243
Total non-current	161,755	136,613	65,510	19,038

b.	Fair value measurement:

As of September 30, 2020, there are no financial instruments measured at fair value and classified as Level 1 while loans from others and government grants are classified as Level 2.

As of September 30, 2020, there were no transfers in respect of fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers into or out of Level 3 fair value measurements of any financial instrument.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 4: - FINANCIAL INSTRUMENTS (Cont.)

c.	Changes in liabilities arising from financing activities:

	Loans from others	Lease liabilities	Total liabilities arising from financing activities
	NIS

Balance as of January 1, 2020	123,780	7,503	131,283

Cash flows	-	(582)	(582)
Effect of changes in fair value	(64,538)	-	(64,538)

Balance as of September 30, 2020 (unaudited)	59,242	6,921	66,163

	Loans from others	Lease liabilities	Total liabilities arising from financing activities
	NIS

Balance as of January 1, 2019	94,360	-	94,360

Adoption of IFRS 16	-	8,084	8,084
Cash flows	-	(489)	(489)
Effect of changes in fair value	13,993	-	13,993

Balance as of September 30, 2019 (unaudited)	108,353	7,595	115,948

	Loans from others	Lease liabilities	Total liabilities arising from financing activities
	NIS

Balance as of January 1, 2019	94,360	-	94,360

Adoption of IFRS 16	-	8,084	8,084
Cash flows	15,337	(581)	14,756
Effect of changes in fair value	14,083	-	14,083

Balance as of December 31, 2019	123,780	7,503	131,283

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 5: - EQUITY

a.	On May 15, 2020, 540,639 NASDAQ listed warrants expired.

b.	On July 8, 2020 6,000 ADS options were exercised into 240,000 Ordinary shares at an exercise price of $7.98 for a total consideration of NIS 166 (approximately $ 48).

c.	During the nine months ended September 30, 2020, 676,118 NASDAQ listed warrants were exercised into 27,044,720 Ordinary shares at an exercise price of $6.25 for a total consideration of NIS 14,790 (approximately $ 4,298) and 611,565 NASDAQ listed warrants to purchase ADSs at an exercise price of $6.25 were exercised on a cashless basis into 24,462,600 Ordinary shares.

NOTE 6: - SHARE-BASED COMPENSATION

a.	On June 11, 2020, the Company’s Board of Directors ratified the grant of options to 23 employees to purchase an aggregate 141,400 ADS (5,656,000 Ordinary shares) at an exercise price of $7.28 – $8.076 per ADS. The options were originally approved pursuant to a delegation of authority granted by the Board of Directors to Company management in April 2018 to grant a pool of options with an exercise price of $7.98 and other terms approved by the Board of Directors at the time of delegation.

The total value of the grant was NIS 4,190 ($ 1,218)

On the same day, the Company’s Board of Directors approved a grant to an advisor to purchase 72,000 ADS (2,880,000 Ordinary shares) at an exercise price of $18.06 per ADS in three tranches. The first tranche of 32,400 ADS’s was vested on May 31,2020, the second tranche of 25,200 ADS was vested on September 30, 2020 and the third tranche of 14,400 ADS’s will be vested on December 31, 2020. The options will expire four years from the commencement vesting date of each tranche.

The total value of the grant was NIS 2,783 ($ 809)

b.	The fair value of the Company’s share options granted to employees, directors and service providers for the nine months ended September 2020 was estimated using the binominal option pricing model using the following assumptions:

Dividend yield (%)	-
Expected volatility of the share prices (%)	66
Risk-free interest rate (%)	0.7-0.8
Expected life of share options (years)	6-7
Share price (NIS)	(1) 7.05-18

c.	On September 2, 2020, the Company granted fully vested 5,000 RSU’s representing 5,000 ADS’s to a board member. The total value of the grant was NIS 196 (approximately $ 57).

d.	On September 2, 2020, the Company amended an option agreement with a board member dated as of May 28, 2019. The vesting date accelerated to September 2, 2020. The total value of the option acceleration was NIS 30 (approximately $ 9).